Exhibit 21

UWHARRIE CAPITAL CORP

SUBSIDIARIES OF THE REGISTRANT

At December 31, 2002

Subsidiaries of Uwharrie Capital Corp	State of Incorporation

Bank of Stanly	North Carolina
Anson Bank & Trust Co.	North Carolina
Strategic Investment Advisors, Inc.	North Carolina
Uwharrie Statutory Trust 1	North Carolina

Subsidiaries of Bank of Stanly	State of Incorporation

The Strategic Alliance Corporation	North Carolina
BOS Agency, Inc.	North Carolina
Gateway Mortgage, Inc.	North Carolina

 23